

September 26, 2011

Via E-mail
Paul R. Garcia
Chairman of the Board of Directors and Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway
North Tower
Atlanta, Georgia 30328-3473

> **Re: Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed July 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 18, 2011**
> **File No. 001-16111**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2011

General

1. Please file, with your next periodic report, complete copies of each of your credit facilities, including the schedules and exhibits thereto, which are currently filed as Exhibits 10.23, 10.29, 10.31 and 10.41 to the report. While you may omit schedules and exhibits to agreements filed pursuant to Item 601(b)(2) of Regulation S-K, you may not omit schedules and exhibits to agreements filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

2. Please discuss the material impacts that you expect the Durbin Amendment to have on your results of operations and financial condition. We note that Mr. Garcia stated in your fourth quarter earning conference call that the Durbin Amendment will be a "net positive" and will be "beneficial for [you] for some pricing opportunities." Please also discuss the extent to which you expect the Comerica investment would cause your fiscal 2011 results of operations to not be indicative of your future results of operations. See Item 303(a)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(a) of Regulation S-K.

Item 15—Exhibits, Financial Statement Schedules, page 96

3. Please revise the description of Exhibit 10.31 to reference the date of the Current Report on Form 8-K with which the Term Loan Credit Agreement dated July 10, 2009 was filed. Please also revise the description of Exhibit 10.41 to include the date of the Revolving Credit Agreement and the date of the Current Report on Form 8-K with which it was filed.

Signatures, page 101

4. Please move the signatures for the persons signing in their capacities as your principal executive officer, principal financial officer and principal accounting officer to below the second paragraph. Please continue to have an authorized officer sign on your behalf below the first paragraph.

Definitive Proxy Statement on Schedule 14A

Election of Directors; Nominees, page 5

F. Overview of Executive Compensation Program Elements, page 31

Short Term Incentives, page 32

Annual Performance Plan, page 32

Payout Based upon Individual Performance Objectives, page 35

5. Please disclose the actual performance objectives that you established for each named executive officer for fiscal 2011. Please also disclose whether each named executive officer met the objectives established for him and how you determined the percentage of target that each named executive officer achieved.

Long Term Incentive Program, page 36

6. Please disclose your policies for allocating 25% of the LTI value to stock options and 75% of the LTI value to performance units. See Item 402(b)(2)(iii) of Regulation S-K.

B. Grants of Plan-Based Awards, page 45

7. Please revise the table to show the grants of stock awards and the grants of option awards in the same row as the row disclosing their grant date fair value.

Section 16(a) Beneficial Ownership Reporting Compliance, page 64

8. Please disclose the number of transactions that were not reported on a timely basis as a result of the late reports. See Item 405(a)(2) of Regulation S-K.

Proxy Card

9. Please revise proposal 3 to clarify that your stockholders are voting for or against, or abstaining from voting on, a proposal to approve the compensation of your named executive officer and not a proposal to hold an advisory vote on the compensation of your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Daniel C. O'Keefe